UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-16129

A. Full title of the plan and the address of the plan,

AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan
One Enterprise Drive
Aliso Viejo, California 92656
Attention: Plan Administrative Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
One Enterprise Drive
Aliso Viejo, California 92656

REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a) Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedule, in lieu of the requirements of Items 1 to 3 above.

(b) Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004

AMECO and Subsidiaries Salaried Employees 401(k)
Retirement Plan

By: ______________________
Joseph Deacon
Secretary, Plan Administrative Committee

Audited Financial Statements
and Supplemental Schedule

AMECO and Subsidiaries
Salaried Employees
401(k) Retirement Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public
Accounting Firm

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Index to Audited Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The Administrative Committee
AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Irvine, California
June 21, 2004

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	2002
Assets		
Investments, at fair value:		
Investments in Master Trust Accounts	**$11,961,391**	$11,576,658
Fluor Corporation common stock	**963,647**	1,074,714
Massey Energy Company common Stock	—	179,470
Index funds	**448,980**	494,671
Mutual Fund Window	**100,510**	216,934
Short Term Investment Fund	**132,190**	90,691
Loans to participants	**572,430**	749,273
Total investments	**14,179,148**	14,382,411
Receivables and other assets:		
Accrued interest and dividends receivable	**4,026**	7,195
Other assets	**47,775**	—
Total assets	**14,230,949**	14,389,606
Liabilities		
Accrued expenses	—	3,803
Asset transfers to other plans	**1,010**	—
Total liabilities	**1,010**	3,803
Net assets available for benefits	**$14,229,939**	$14,385,803

See accompanying notes.

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2003	2002
Additions (deductions) in net assets:		
Contributions:		
Participants	**$ 1,102,122**	$ 1,596,841
Fluor Corporation	**345,383**	541,238
Rollover	**—**	57,240
Total contributions	**1,447,505**	2,195,319
Net investment income (loss):		
Share in net investment income (loss) of Master Trust Accounts	**1,822,403**	(1,219,410)
Interest and dividends	**54,302**	124,820
Net appreciation (depreciation) of:		
Fluor Corporation common stock	**335,236**	(252,608)
Massey Energy Company common stock	**59,064**	(254,935)
Index funds	**92,189**	(67,473)
Mutual Fund Window	**15,029**	(10,533)
Net investment income (loss)	**2,378,223**	(1,680,139)
Benefits, terminations and withdrawals	**(4,038,195)**	(2,946,364)
Administrative expenses	**(77,526)**	(251,492)
Asset transfers from other plans	**134,129**	704,047
Decrease in net assets available for benefits	**(155,864)**	(1,978,629)
Net assets available for benefits:		
Beginning of year	**14,385,803**	16,364,432
End of year	**$14,229,939**	$14,385,803

See accompanying notes.

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan (the Plan) was established on January 1, 2000 by American Equipment Company, Inc. and Subsidiaries (AMECO or the Company) as a contributory defined contribution plan. AMECO is a wholly-owned subsidiary of Fluor Corporation (Fluor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions, Eligibility and Vesting

Effective January 1, 2000, all AMECO employees participating in the Fluor Corporation Salaried Employees' Savings Investment Plan (SIP) became eligible to participate in the Plan and had the value of their existing SIP account and loan balances transferred into the Plan. Service prior to January 1, 2000 counts toward eligibility for the Company match and vesting.

Employees whose service commences after January 1, 2000 become eligible to participate in the Plan after completion of one hour of service. If a terminated employee is re-employed by the Company, such employee is immediately eligible to participate in the Plan upon reemployment, provided such person was an eligible employee at the date of termination.

Eligible participants may elect to contribute to the trust created under the Plan (the Trust) amounts ranging from 1% to 20% of their compensation, as defined. However, the maximum monthly contribution percentage may be decreased for highly compensated employees.

Participants may change their contribution percentages; such contribution percentage changes become effective as of the first payroll period following receipt of the change request by the recordkeeper.

The Company matches employee contributions at a rate determined annually by the Company. Employees must complete one year of continuous service, as defined, in order to become eligible for the Company match. There is no guaranteed minimum for matching contributions. For the years ended December 31, 2003 and 2002, the Company matched 50% of employee contributions up to a maximum of 6% of each participant's eligible compensation.

1. Description of the Plan (continued)

Contributions, Eligibility and Vesting (continued)

Any employee, who first becomes a participant on or after January 1, 2000, shall vest 100% in the Company match after five years of vested service. The non-vested portions of terminated participant accounts are segregated in the forfeiture fund; these amounts and earnings thereon may be available to reduce AMECO contributions to the Plan. Participants who terminate service by reason of retirement, death or permanent total disability become fully vested upon termination of service.

Income Tax Status

The Internal Revenue Service has issued a determination letter dated May 6, 2003, stating that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and that the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

Investments

The Plan's investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). Through October 31, 2003, the Plan's investments were governed by a trust agreement with Bankers Trust Company of California, N.A., a subsidiary of Deutsche Bank (the Trustee). Effective November 1, 2003, the Plan's investments were governed by a trust agreement with The Northern Trust Company (the Trustee). The Plan's commingled investments are held by the Trustee in the following different accounts (Master Trust Accounts):

- Intermediate Term Bond Account – Invested primarily in obligations issued or guaranteed by the federal government or a state, local or foreign government, commingled pension investment funds, domestic and foreign corporate bonds and debentures, corporate equity securities, and commingled short-term investment funds.

1. Description of the Plan (continued)

Investments (continued)

- U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Short Term Bond Account – Invested primarily in corporate and government obligations, commingled pension investment funds, guaranteed investment contracts issued by insurance companies, and commingled short-term investment funds.

- Alternative Investments Account – Invested primarily in limited partnerships investing in private placements, commingled pension investment funds, mortgage notes receivable, investment properties, and commingled short-term investment funds.

- Non-U.S. Equity Account – Invested primarily in corporate equity securities of foreign corporations, commingled pension investment funds, foreign currency exchange contracts, and commingled short-term investment funds.

- Small Cap U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Money Market Account – Invested primarily in commingled short-term investment funds.

All of the Plan's investments, except for participant loans, are commingled with the investments of other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates. These commingled investments are held in trust by the Trustee and consist of an allocated portion of the following: Master Trust Accounts; Fluor common stock; Massey Energy Company (Massey Energy) common stock (eliminated June 30, 2003); index funds including Lehman Aggregate Index, S&P 500 Index, EAFE Index (eliminated June 30, 2003), and Russell 2000 Index (eliminated June 30, 2003); the Mutual Fund Window, which is a system mechanism to access various selected mutual funds; and the Trustee's Short Term Investment Fund, which is an interest-bearing cash clearing account for all investment and Plan related transactions.

1. Description of the Plan (continued)

Investments (continued)

Participants designate their contributions for investment in one or more of the following investment funds maintained by the Plan: Intermediate Term Bond Fund; U.S. Equity Fund; Short Term Bond Fund; Non-U.S. Equity Fund; Small Cap U.S. Equity Fund; Money Market Fund; Balanced Fund Moderate; Balanced Fund Growth; Balanced Fund Conservative; Fluor Common Stock Fund; Lehman Aggregate Index Fund; S&P 500 Index Fund; EAFE Index Fund (eliminated June 30, 2003); Russell 2000 Index Fund (eliminated June 30, 2003); and the Mutual Fund Window.

The Intermediate Term Bond Fund participates in the Intermediate Term Bond Account. The U.S. Equity Fund participates in the U.S. Equity Account. The Short Term Bond Fund participates in the Short Term Bond Account. The Non-U.S. Equity Fund participates in the Non-U.S. Equity Account. The Small Cap U.S. Equity Fund participates in the Small Cap U.S. Equity Account. The Money Market Fund participates in the Money Market Account. The Balanced Fund Moderate participates in all of the Master Trust Accounts except for the Money Market Account. The Balanced Fund Growth participates in all of the Master Trust Accounts except for the Short Term Bond Account and the Money Market Account. The Balanced Fund Conservative participates in all of the Master Trust Accounts except for the Alternative Investments Account. The Fluor Common Stock Fund invests in Fluor common stock. The Massey Energy Common Stock Fund (eliminated June 30, 2003) invested in Massey Energy common stock. The Lehman Aggregate Index Fund invested in Deutsche Bank's Lehman Aggregate Index Fund until January 31, 2003 and invests in The Northern Trust Company's Lehman Aggregate Index Fund effective January 31, 2003. The S&P 500 Index Fund invested in Deutsche Bank's S&P 500 Index Fund until January 31, 2003 and invests in The Northern Trust Company's S&P 500 Index Fund effective January 31, 2003. The EAFE Index Fund (eliminated June 30, 2003) invested in Deutsche Bank's EAFE Index Fund. The Russell 2000 Index Fund (eliminated June 30, 2003) invested in Deutsche Bank's Russell 2000 Index Fund. The Mutual Fund Window invests in various selected mutual funds.

An individual account is maintained for each participant in each designated Fund. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each Fund. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment Fund to any other investment Fund on a daily basis.

1. Description of the Plan (continued)

Distributions and Withdrawals

No current income tax liability accrues to Plan participants in connection with the Company's contribution to the Plan, or from interest, dividends and capital gains realized by the Plan. Amounts distributed to the participants are taxable in accordance with Internal Revenue Code rules governing distributions.

Upon retirement, as defined, death or total and permanent disability prior to retirement, or upon reaching age 59-1/2, participants may elect to receive a distribution of all or a part of the balance in their accounts in a lump sum. Participants in the Fluor Common Stock Fund or the Massey Energy Common Stock Fund may request Fluor or Massey common stock shares, respectively. The value of the common stock to be distributed shall be determined by reference to its value in the Fluor Common Stock Fund as of the valuation date coinciding with or following the next date on which such participant retires. Participants who terminate employment with the Company prior to reaching normal retirement age may withdraw all or a part of their account balance at any time. Plan participants whose interest in the Plan is in excess of $5,000, and who terminate employment with AMECO, may leave the balance in their account invested in the Plan until age 70-1/2.

The Plan allows participants to borrow up to one-half of their vested account balance, not to exceed $50,000. Such loans bear interest at the prime rate and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans.

Other Provisions

Participants may contribute funds into the Plan that were received from a previous employer's qualified retirement plan (rollover contribution).

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value as follows:

> Investments in marketable securities, including Fluor and Massey Energy common stock, are valued at the last reported sale price on the last business day of the plan year. Securities not traded on the last business day are valued at the last reported bid price. Guaranteed investment contracts are valued at fair value using current discount rates. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds.
>
> Investments in limited partnerships are stated at estimated market values as determined in good faith by the general partner. Investments in real estate are valued based upon independent appraisals. Investments in mortgage notes and certain interest-bearing securities are carried at estimated values determined by the Trustee based on current market interest rates or discounted estimated cash flows. Because of the inherent uncertainty of valuation in the absence of readily ascertainable market values, estimated market values of investments in limited partnerships, investments in real estate and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed.
>
> Participant loans and short-term investments are valued at cost which approximates fair value. The Trustee's Short Term Investment Fund may be converted to cash upon demand. Such funds earn interest income.

Net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Contributions

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, plan participants and accrues the related employer matching contribution, if any. Contributions are funded following the payroll pay date.

Earnings Allocation

Net investment income (loss) of each Fund is allocated daily to the individual participants' accounts with all funds being unitized. Earnings are allocated at the unit level.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made. There are no amounts included in net assets available for benefits that are allocated to accounts of terminated participants who have withdrawn from the earnings and operations of the Plan as of December 31, 2003. Amounts included as of December 31, 2002, aggregated $121,000. These amounts account for the differences in net assets available for benefits and benefits paid between the financial statements and the Form 5500.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Administration of the Plan

The Plan is managed by an Administrative Committee and an Investment Committee appointed by the Company. The Administrative Committee interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts' portfolio diversification and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee guidelines.

The Plan is exposed to credit loss on directly and indirectly owned investments and such credit loss is limited to the carrying value of the investments. The Plan's concentrations of credit risk are dictated by the Plan's provisions as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 2003.

The Plan's investments in Master Trust Accounts, including any derivative instruments and embedded derivatives, are recorded at their fair values with changes in fair value reported in the statement of changes in net assets available for benefits in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133).

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Administrative Committee, the Investment Committee or their designees.

A Fluor subsidiary charged the Plan for certain administrative expenses aggregating $37,000 and $190,000 for the years ended December 31, 2003 and 2002, respectively.

4. Master Trust Accounts

Assets

The fair value of the commingled investments held in the Master Trust Accounts at December 31, 2003 and 2002 are summarized as follows:

(In thousands)	**2003**	2002
Intermediate Term Bond Account		
Government securities	**$205,672**	$174,113
Bonds and notes	**141,127**	174,014
Securities lending collateral - cash	**86,452**	20,493
Commingled short-term investment funds	**32,736**	39,737
Commingled pension investment funds	**30,966**	55,568
Foreign currency and cash	**5,306**	445
Investment income receivable, net	**2,254**	3,035
Corporate equity securities	**2,084**	450
Due to brokers for securities purchased, net	**(39,288)**	(73,887)
Obligation to return collateral	**(86,452)**	(20,493)
	$380,857	$373,475
U.S. Equity Account		
Corporate equity securities	**$486,721**	$459,504
Commingled pension investment funds	**216,021**	49,858
Securities lending collateral - cash	**14,805**	14,984
Commingled short-term investment funds	**7,011**	11,215
Investment income receivable, net	**404**	538
Government securities	**—**	99
Due to brokers for securities purchased, net	**(749)**	(1,308)
Obligation to return collateral	**(14,805)**	(14,984)
	$709,408	$519,906

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2003**	2002
Short Term Bond Account		
Government securities	**$107,508**	$131,126
Securities lending collateral - cash	**87,846**	114,994
Bonds and notes	**39,540**	62,139
Commingled pension investment funds	**11,584**	10,215
Commingled short-term investment funds	**5,805**	8,139
Guaranteed investment contracts	**4,595**	6,765
Investment income receivable, net	**1,100**	1,878
Due to brokers for securities purchased, net	**(82)**	(4,297)
Obligation to return collateral	**(87,846)**	(114,994)
	$170,050	$215,965
Alternative Investments Account		
Interests in limited partnerships	**$ 42,310**	$ 38,096
Commingled short-term investment funds	**1,251**	638
Commingled pension investment funds	**841**	5,720
Cash	**18**	19
Investment income receivable, net	**1**	1
Mortgage notes secured by real estate	**—**	89
Due (to) from brokers for securities sold, net	**(12)**	97
	$ 44,409	$ 44,660
Non-U.S. Equity Account		
Commingled pension investment funds	**$134,041**	$ 71,158
Corporate equity securities	**59,579**	81,848
Securities lending collateral - cash	**6,740**	17,789
Commingled short-term investment funds	**2,135**	1,525
Foreign currency and cash	**194**	79
Investment income receivable	**89**	190
Foreign currency exchange contracts	**2**	(1)
Due to brokers for securities purchased, net	**(413)**	(411)
Obligation to return collateral	**(6,740)**	(17,789)
	$195,627	$154,388

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2003**	2002
Small Cap U.S. Equity Account		
Corporate equity securities	**$105,244**	$ 55,412
Commingled pension investment funds	**102,129**	54,047
Securities lending collateral - cash	**17,182**	15,001
Commingled short-term investment funds	**1,521**	2,385
Due from brokers for securities sold, net	**149**	256
Investment income receivable	**29**	24
Bonds and notes	**—**	3
Obligation to return collateral	**(17,182)**	(15,001)
	$209,072	$112,127
Money Market Account		
Commingled short-term investment funds	**$260,663**	$254,804
Interest receivable	**213**	296
Due to brokers for securities purchased, net	**(3)**	(5)
	$260,873	$255,095

4. Master Trust Accounts (continued)

Assets (continued)

As a result of having investments denominated in foreign currencies, the Intermediate Term Bond Account and Non-U.S. Equity Account are subject to the effect of foreign exchange rate fluctuations. These accounts may purchase foreign currency forward contracts with maturities of less than six months to manage their exposure from market fluctuations impacting the various currencies in which investments are denominated. These contracts represent commitments to either purchase or sell a variety of foreign currencies, at specified prices and various dates. Open positions are generally closed prior to settlement, limiting cash requirements to the change in value of the underlying currencies. Foreign currency forward contracts are valued at the difference in the U.S. dollar value of such contracts translated at the original contract rate versus the forward rate on the last business day of the plan year, with changes in fair market values reflected directly in net investment income. The Intermediate Term Bond and Non-U.S. Equity Accounts are subject to credit loss in the event of nonperformance by counterparties (generally AA rated international banks) to the foreign currency forward contracts. The Investment Committee does not anticipate nonperformance by any of these counterparties. The following is a summary of the aggregate notional amounts and fair values of open foreign currency purchase and sale positions held at December 31, 2003 and 2002 (in thousands of U.S. dollars):

	Notional Amount	Fair value
Non-U.S. Equity Account		
2003		
Contracts to sell foreign currencies	**$ 66**	$ —
Contracts to purchase foreign currencies	**411**	2
2002		
Contracts to sell foreign currencies	$ 134	$ (1)
Contracts to purchase foreign currencies	359	—

4. Master Trust Accounts (continued)

Assets (continued)

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2003 aggregated $73,000 and $111,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2003, the average notional amounts of foreign currency purchase and sale forward contracts were $5,874,000 and $5,854,000, and $431,000 and $431,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively.

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2002 aggregated $211,000 and $24,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2002, the average notional amounts of foreign currency purchase and sale forward contracts were $2,362,000 and $2,411,000, and $1,077,000 and $1,085,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively.

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor and Massey Energy common stock, investment properties, mortgage notes, real estate funds and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are committed to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro-rata basis. No such deficiencies were allocated to the Master Trust during the years ended December 31, 2003 and 2002. At December 31, 2003 and 2002, the fair value of securities loaned by the Master Trust approximated $213,025,000 and $178,957,000, respectively. The fair value of cash collateral held by the Master Trust approximated $206,845,000 and $183,262,000, respectively, and the fair value of non-cash collateral held by the Master Trust approximated $11,594,000 and $1,655,000, respectively, at December 31, 2003. Net fees aggregating $435,000 and $562,000 were earned under the lending agreement during the years ended December 31, 2003 and 2002, respectively.

4. Master Trust Accounts (continued)

Assets (continued)

At December 31, 2003 and 2002, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2003	2002
Intermediate Term Bond Account	**0.39%**	0.42%
U.S. Equity Account	**0.65**	0.79
Short Term Bond Account	**0.58**	0.74
Alternative Investments Account	**0.17**	0.21
Non-U.S. Equity Account	**0.43**	0.46
Small Cap U.S. Equity Account	**0.46**	0.53
Money Market Account	**1.18**	1.13

4. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the years ended December 31, 2003 and 2002 is summarized as follows:

(In thousands)	**2003**	2002
Intermediate Term Bond Account		
Interest	**$ 15,008**	$ 15,535
Net appreciation including foreign currency translation and transaction gains and losses	**12,239**	12,284
Other income	**111**	129
Dividends	**100**	474
Investment management and administrative expenses	**(575)**	(1,763)
Net investment income	**$ 26,883**	$ 26,659
U.S. Equity Account		
Net appreciation (depreciation)	**$146,262**	$(169,226)
Dividends	**7,054**	7,511
Interest	**94**	277
Other income	**71**	81
Investment management and administrative expenses	**(2,764)**	(2,967)
Net investment income (loss)	**$150,717**	$(164,324)
Short Term Bond Account		
Interest	**$ 7,908**	$ 9,528
Other income	**153**	202
Investment management and administrative expenses	**(357)**	(456)
Net (depreciation) appreciation	**(2,881)**	4,019
Net investment income	**$ 4,823**	$ 13,293
Alternative Investments Account		
Other income	**$ 1,674**	$ —
Interest	**12**	44
Real estate and limited partnerships	**—**	1,057
Investment management and administrative expenses	**(78)**	(203)
Net depreciation	**(438)**	(8,157)
Net investment income (loss)	**$ 1,170**	$ (7,259)

4. Master Trust Accounts (continued)

Income (continued)

(In thousands)	**2003**	2002
Non-U.S. Equity Account		
Net appreciation (depreciation) including foreign currency translation and transaction gains and losses	**$46,098**	$(24,114)
Dividends	**1,695**	2,103
Other income	**24**	100
Interest	**14**	63
Investment management and administrative expenses	**(1,419)**	(1,501)
Net investment income (loss)	**$46,412**	$(23,349)
Small Cap U.S. Equity Account		
Net appreciation (depreciation)	**$57,192**	$(33,043)
Dividends	**454**	453
Interest	**30**	52
Other income	**24**	51
Investment management and administrative expenses	**(643)**	(697)
Net investment income (loss)	**$57,057**	$(33,184)
Money Market Account		
Interest	**$ 3,025**	$ 4,169
Investment management and administrative expenses	**(36)**	(26)
Net investment income	**$ 2,989**	$ 4,143

4. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Intermediate Term Bond Account	**0.40%**	0.42%
U.S. Equity Account	**0.76**	0.80
Short Term Bond Account	**0.72**	0.93
Alternative Investments Account	**0.23**	0.17
Non-U.S. Equity Account	**0.45**	0.41
Small Cap U.S. Equity Account	**0.48**	0.52
Money Market Account	**1.40**	2.24

4. Master Trust Accounts (continued)

Income (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the years ended December 31, 2003 and 2002 are as follows (including realized gains and losses on investments that were both bought and sold during the respective years):

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account
			(In thousands)			
2003						
Investments at fair value as determined by quoted market price:						
Government securities	$ (592)	$ —	$(2,131)	$ —	$ —	$ —
Corporate equity securities	31	99,585	—	—	22,362	29,291
Foreign currency forward contracts	(73)	—	—	—	(111)	—
Bonds and notes	11,234	—	(902)	—	—	—
Investments at estimated fair value:						
Commingled pension investment funds	1,639	46,677	152	525	23,847	27,901
Investment Properties	—	—	—	(89)	—	—
Interests in limited partnerships	—	—	—	(874)	—	—
Total	$12,239	$146,262	$(2,881)	$(438)	$46,098	$57,192

4. Master Trust Accounts (continued)

Income (continued)

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account
			(In thousands)			
2002						
Investments at fair value as determined by quoted market price:						
Government securities	$12,488	$ —	$2,691	$ —	$ —	$ —
Corporate equity securities	(96)	(150,468)	—	—	(21,490)	(15,746)
Foreign currency forward contracts	(211)	—	—	—	(24)	—
Bonds and notes	(3,489)	—	1,032	—	—	3
Investments at estimated fair value:						
Commingled pension investment funds	3,592	(18,758)	296	(1,721)	(2,600)	(17,300)
Interests in limited partnerships	—	—	—	(6,436)	—	—
Total	$12,284	$(169,226)	$4,019	$(8,157)	$(24,114)	$(33,043)

5. Fluor Common Stock

Investments in Fluor common stock at December 31, 2003 and 2002 are summarized as follows:

	2003		2002	
	Number of shares	**Fair value**	**Number of shares**	**Fair value**
Fluor Common Stock Fund	**24,310**	**$963,647**	38,507	$1,074,714

6. Massey Energy Common Stock

Investments in Massey Energy common stock at December 31, 2003 and 2002 are summarized as follows:

	2003		2002	
	Number of shares	**Fair value**	**Number of shares**	**Fair value**
Massey Energy Common Stock Fund	—	$—	18,495	$ 179,470

7. Differences Between December 31, 2003 Financial Statements and Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003:

	December 31, 2003
Net assets available for benefits per the financial statements	$14,229,939
Amounts merged into another Fluor qualified plan	(14,229,939)
Net assets available for benefits per the Form 5500	$ —

The 2003 Form 5500 is a final return and reflects the asset transfer on January 1, 2004 due to the merger of the Plan into another Fluor qualified plan. *(See note 8)*

8. Subsequent Event

Effective January 1, 2004, the Plan merged into the Fluor Corporation Salaried Employee's Savings Investment Plan.

Supplemental Schedule

AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan

Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset	Cost	Current value
Common Stock			
Fluor Corporation Common Stock *	24,310 shares	$**	$963,647
Index Funds			
The Northern Trust Company Lehman Aggregate Index Fund *	9,412 shares	**	111,037
The Northern Trust Company S&P 500 Index Fund *	35,424 shares	**	337,943
Interest Bearing Cash Fund			
The Northern Trust Company Short Term Investment Fund *	132,190 shares	**	132,190
Loans			
Loans to Participants *	Interest rates ranging from 4.00% to 9.50%	**	572,430
Mutual Fund Window			
American Century Int'l Growth Fund	84 shares	**	668
American EuroPacific Growth Fund	38 shares	**	1,137
Aim Invesco Dynamics Fund	47 shares	**	691
American Investment Co. of America	176 shares	**	5,087
American New Perspective Fund	83 shares	**	2,031

AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan

Schedule of Assets (Held at End of Year) (continued)

Identity of issue	Description of asset	Cost	Current Value
Federated Total Return Bond Fund	51 shares	$**	$ 554
Fidelity Diversified Fund	183 shares	**	4,426
Fidelity Low Priced Stock Fund	478 shares	**	16,726
Fidelity Dividend Growth Fund	254 shares	**	6,921
Hewitt Money Market Fund *	81 shares	**	8,205
Janus Mercury Fund	60 shares	**	1,162
Morgan Stanley Institutional Fund Trust U. S. Mid-Cap Core Portfolio	96 shares	**	1,975
Morgan Stanley Institutional Fund Trust Core Plus Fixed Income Portfolio	31 shares	**	362
Morgan Stanley Institutional Fund Trust Limited Duration Portfolio	93 shares	**	985
Morgan Stanley Institutional Fund Trust Investment Grade Fixed Income Portfolio	35 shares	**	404
Neuberger Berman Genesis Cl Trust	164 shares	**	6,079
PIMCO CCM Mid-Cap Fund	28 shares	**	572
PIMCO CCM Capital Appreciation Fund	104 shares	**	1,677
PIMCO Long Term U.S. Gov't Fund	159 shares	**	1,722

AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan

Schedule of Assets (Held at End of Year) (continued)

Identity of issue	Description of asset	Cost	Current Value
PIMCO Low Duration II Fund	254 shares	$**	$2,499
PIMCO Total Return Fund	400 shares	**	4,285
PIMCO Total Return II Fund	179 shares	**	1,844
T. Rowe Price Emerging Markets Stock Fund	232 shares	**	3,587
T. Rowe Price Mid-Cap Growth Fund	116 shares	**	4,995
T. Rowe Price Mid-Cap Value Fund	213 shares	**	4,323
T. Rowe Price Small-Cap Stock Fund	88 shares	**	2,473
T. Rowe Price Blue Chip Growth Fund	59 shares	**	1,669
Turner Mid-Cap Growth Fund	168 shares	**	3,690
Vanguard Growth Equity Fund	259 shares	**	2,374
Vanguard Explorer Fund	54 shares	**	3,547
Vanguard Windsor II Fund	145 shares	**	3,840

* Party-in-interest investment that is not a "prohibited investment" under the Employee Retirement Income Security Act of 1974.

** Cost information is not required for participant-directed investments.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-63858) pertaining to the AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan of Fluor Corporation of our report dated June 21, 2004, with respect to the financial statements and schedule of the AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Ernst & Young LLP

Irvine, California
June 21, 2004

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm